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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051240

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 5156

SEC MAIL PROCESSING RECEIVED JUN 26 2003 WASHINGTON

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Kawano & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Room 201
(No. and Street)

Honolulu, Hawaii 96813
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Kawano (808)538-3681
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaya, Odo & Nakama
(Name — *if individual, state last, first, middle name*)

1299 S. Beretania Street, Suite 300, Honolulu, Hawaii 96814
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melvin Kawano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Kawano & Co., Inc., as of April 30, 2003, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

KS.

[signature]
Notary Public
DIONISIA A. FUNTANILLA
My Commission Expires OCT 8 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH, D.C. 187 SECTION

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2003

Kaya, Odo & Nakama
Certified Public Accountants
Honolulu, Hawaii

KAYA, ODO & NAKAMA
Certified Public Accountants
Honolulu, Hawaii

June 16, 2003

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

We have audited the accompanying balance sheet of H. Kawano & Co., Inc. as of April 30, 2003, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated liabilities for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo + Nakama

TABLE OF CONTENTS

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2003

ASSETS

Cash	$ 76,255
Marketable securities owned by firm:	
Investment account, at market value	214,905
Income tax refunds receivable	10,306
Prepaid expenses	1,652
Deferred income taxes	8,950
Furniture and equipment, at cost, net of accumulated depreciation	718
Rental deposits	2,318
	$315,104

STOCKHOLDERS' EQUITY

Stockholders' equity	
Common A voting, $1.00 par value, authorized 100,000 shares, issued 81,870 shares	$ 81,870
Common B non-voting, $1.00 par value, authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	259,477
Accumulated other comprehensive income	(11,864)
Less treasury shares, 35,701 of Common A and 75,952 of Common B, at cost	(155,677)
	$315,104

The accompanying notes are an integral part of these statements.

EXHIBIT B

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2003

REVENUES	
Commissions	$ 305,133
Dividends and interest	2,269
	307,402
EXPENSES	
Payroll	225,833
Rent	30,118
Taxes, other than income	32,839
Employee accommodations	22,330
Utilities	5,187
Office supplies and postage	4,440
Professional services	5,500
Insurance	3,310
Dues and subscriptions	708
Repairs and maintenance	135
Depreciation	219
Travel	710
	(331,329)
Loss before income taxes	(23,927)
REFUND OF INCOME TAXES	9,561
Net loss	(14 366)
RETAINED EARNINGS AT BEGINNING OF YEAR	273,843
RETAINED EARNINGS AT END OF YEAR	$ 259,477

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss (Exhibit B)	$(14,366)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	219
Changes in assets and liabilities:	
Participants fund	10,000
Income tax refunds receivable	6,360
Prepaid expenses	(211)
Accounts payable	(75)
Net cash provided by operating activities	1,927
CHANGE IN CASH	1,927
CASH AT BEGINNING OF YEAR	74,328
CASH AT END OF YEAR	$ 76,255

The accompanying notes are an integral part of these statements.

EXHIBIT D

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2003

Common shares	
Balance at beginning and end of year	$ 173,585
Additional paid-in capital	
Balance at beginning and end of year	$ 49,583
Retained earnings	
Balance at beginning of year	$ 273,843
Net loss for the year	(14,366)
Balance at end of year	$ 259,477
Accumulated other comprehensive income, net of tax	
Balance at beginning of year	$ 4,603
Unrealized loss on securities	
Unrealized holding loss arising during the period	(16,467)
Balance at end of year	$(11,864)
Treasury shares	
Balance at beginning and end of year	$(155,677)
Total stockholders' equity	$ 315,104

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2003

Nature of Business Activity

The Company was a full service securities broker/dealer until August of 1998, at which time a decision was made to change the sales focus and direction. The Company halted all trading of individual securities and now executes only registered investment companies transactions.

Note 1: Accounting Policies

Marketable Securities

Marketable securities are carried at market value. At April 30, 2003 the securities had a cost and market value of $235,719 and $214,905 respectively.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Note 2: Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2003

Note 3: Net Capital

As a member of the National Association of Securities Dealers, Inc., the Company was required at April 30, 2003 to maintain a net capital of $25,000 and net-capital ratio not to exceed 15 to 1. The net capital of the Company was $258,924 and the net-capital ratio was 0 to 1 at April 30, 2003.

Note 4: Lease Commitments

The Company's agreement to lease its Honolulu business premises expired on November 30, 1999 and is currently on a month to month basis. The Los Angeles office has a lease agreement for its business premises expired on November 30, 2000 and is also currently on a month to month basis.

Note 5: Deferred Income Taxes

Deferred income taxes reflect the tax effect on the unrealized loss on marketable securities.

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2003

Total ownership equity (Exhibit D)		$315,104
Less ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		315,104
Add subordinated liabilities		-
Total capital and allowable subordinated liabilities		315,104
Less non-allowable assets		(23,944)
Net capital before haircuts on securities		291,160
Less: Haircuts on securities	$32,236	
Undue concentration	-	(32,236)
Net capital		$258,924
Minimum net capital required (6 2/3% of 0)		$ 0
Minimum dollar net capital required		$ 25,000
Net capital requirement (greater of the above)		$ 25,000
Excess net capital		$233,924
Excess net capital at 100% less 10% liabilities		$258,924
Liabilities		$ 0
Percentage of aggregate indebtedness to net capital		0

Schedule 2

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2003

EXEMPTIVE PROVISIONS
Exemption from Rule 15c3-3 is claimed under Section B(K)(2)(A) -

"Special Account for the Exclusive Benefit of Customers of H. Kawano & Co., Inc.".

Schedule 3

RECONCILIATION

April 30, 2003

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

KAYA, ODO & NAKAMA
Certified Public Accountants
Honolulu, Hawaii

June 16, 2003

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2003 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo & Nakama

KAYA, ODO & NAKAMA
Certified Public Accountants
Honolulu, Hawaii

June 16, 2003

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2003, and have issued our report thereon dated June 17, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2003, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo & Nakama